SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August - 2014

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on August 28, 2014.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: August 12, 2014
	By:	/s/ Raviv Segal
Name: Raviv Segal
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS H1 2014 SALES DOWN 0.5% FROM H1 2013 SALES

Net Cash from operating activities of US$ 6.1 million in Q2 2014

YAVNE, Israel – August 12, 2014 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter and the six-months ended June 30, 2014.

Second Quarter Fiscal 2014 Highlights (income statement highlights compared to same period last year)
•	Sales decreased 6.2% to NIS 79.2 million (US$ 23.0 million);
•	Gross profit decreased 5.8% to NIS 20.6 million (US$ 6.0 million), or 26.0% of sales;
•	Operating income decreased 32.8% to NIS 5.6 million (US$ 1.6 million), or 7.0% of sales;
•	Net income decreased 43.9% to NIS 4.4 million (US$ 1.3 million), or 5.5% of sales;
•	Earning per share of NIS 0.34 (US$ 0.10);
•	Net cash from operating activities of NIS 20.9 million (US$ 6.1 million); and
•	Cash and securities balance of NIS 217.2 million (US$ 63.2 million) as of June 30, 2014.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

Second Quarter Fiscal 2014 Summary
Sales for the second quarter of 2014 decreased by 6.2% to NIS 79.2 million (US$ 23.0 million) from NIS 84.4 million (US$ 24.5 million) recorded in the second quarter of 2013. Sales decreased in the second quarter of 2014 primarily due to a decline in consumption in food products by the Israeli consumer.

Gross profit for the second quarter of 2014 decreased by 5.8% to NIS 20.6 million (US$ 6.0 million) compared to NIS 21.8 million (US$ 6.4 million) recorded in the second quarter of 2013. Second quarter gross margin was 26.0% compared to gross margin of 25.9% for the same period in 2013. The decrease in gross margin in the second quarter of 2014 was primarily due to the decreased sales.

Willi-Food’s operating income for the second quarter of 2014 decreased by 32.8% to NIS 5.6 million (US$ 1.6 million) compared to NIS 8.3 million (US$ 2.4 million) recorded in the second quarter of 2013.  Selling expenses increased by 15.7% from the comparable quarter of 2013, primarily due to an increase in promotion expenses as well as vehicle and transport expenses. Selling expenses as a percentage of sales increased in the second quarter of 2014 to 13.1% compared to 10.6% in the second quarter of 2013. General and administrative expenses remained the same as in the second quarter of 2013, although an expense of NIS 0.5 million (US$ 0.14 million) related to options granted to the Company's Chairman, President and CEO in November 2013, was recorded in the second quarter of 2014. General and administrative expenses as a percentage of sales increased in the second quarter of 2014 to 5.8% from 5.5% in the second quarter of 2013.

Willi-Food’s income before taxes for the second quarter of 2014 decreased by 44.7% to NIS 5.7 million (US$ 1.7 million) compared to NIS 10.4 million (US$ 3.0 million) recorded in the second quarter of 2013.

Willi-Food's net income in the second quarter of 2014 decreased by 43.9% to NIS 4.4 million (US$ 1.3 million), or NIS 0.34 (US$ 0.10) per share, from NIS 7.8 million (US$ 2.3 million), or NIS 0.60 (US$ 0.17) per share, recorded in the second quarter of 2013.

Willi-Food ended the second quarter of 2014 with NIS 217.2 million (US$ 63.2 million) in cash and securities net from short-term debt.  Net cash from operating activities for 2014 second quarter was NIS 20.9 million (US$ 6.1 million). Willi-Food's shareholders' equity at the end of June 2014 was NIS 377.5 million (US$ 109.8 million).

First Half Fiscal 2014 Highlights (compared to same period last year)
•	Sales decreased 0.5% to NIS 174.20 million (US$ 50.7 million);
•	Gross profit decreased 2.9% to NIS 42.0 million (US$ 12.2 million), or 24.1% of sales;
•	Operating income decreased 31.3% to NIS 12.0 million (US$ 3.5 million), or 6.9% of sales;
•	Net income decreased 28.4% to NIS 11.5 million (US$ 3.3 million), or 6.6% of sales; and
•	Earning per share of NIS 0.88 (US$ 0.26).

Six-Month Results

Willi-Food’s sales for the six-month period ending June 30, 2014 decreased by 0.5% to NIS 174.2 million (US$ 50.7 million) compared to sales of NIS 175.0 million (US$ 50.9 million) in the first half of 2013. Gross profit for the period decreased by 2.9% to NIS 42.0 million (US$ 12.2 million) compared to gross profit of NIS 43.2 million (US$ 12.6 million) for the first half of 2013. First half 2014 gross margins were 24.1% compared to gross margins of 24.7% in the same period of 2013.

Operating income for the first half of 2014 decreased by 31.3% to NIS 12.0 million (US$ 3.5 million) from NIS 17.5 million (US$ 5.1 million) reported in the comparable period of last year.  First half 2014 income before taxes decreased by 27.2% to NIS 15.5 million (US$ 4.5 million) compared to NIS 21.3 million (US$ 6.2 million) recorded in the first half of 2013. Net income for the first half of 2014 decreased by 28.4% to NIS 11.5 million (US$ 3.3 million), or NIS 0.88 (US$ 0.26) per share, from NIS 16.0 million (US$ 4.7 million), or NIS 1.24 (US$ 0.34) per share, recorded in the first half of 2013.

Business Outlook
Mr. Zwi Williger, Chairman of Willi-Food, commented, “Although store visits remained steady, consumption of food products by Israeli consumers continued to decline sharply for the second quarter in a row, causing our second quarter sales to decline by 6.2% from the second quarter in 2013.  Despite this decline, we were able to maintain gross margins of 26%. The Israeli economy has been negatively impacted in the third quarter by Operation Protective Edge, a military action launched by the State of Israel on July 8, 2014 in the Hamas-controlled Gaza Strip.  As a result, we expect economic uncertainty to continue which, coupled with other changes in the Israeli market and ongoing consumer pressure for price reductions, will likely negatively affect our results in near future. As a result, we do not expect to meet our budget for the third and fourth quarters of 2014."

Mr. Williger concluded, “While this period of consumer belt-tightening continues, our challenge for the forseeable future will be to better manage our expenses, in particular the cost of our products and selling expenses, in order to provide consumers with the lower cost products they desire. In this way, we hope to maintain our customer base both in the retail and wholesale markets during these difficult times for the food industry.”

Conference Call

The Company will host a conference call and live webcast on August 21, 2014 to discuss the financial results beginning at 11:00 AM Eastern Time. Interested parties may participate on the call by dialing 1-888-455-2296 (US), or 1-719-325-2454 (International), approximately 10 minutes prior to the scheduled start time. Participants may also access a live listen only webcast at:
http://public.viavid.com/index.php?id=110538

Following the conclusion of the call, a telephonic replay will be available for 14 days beginning at 2:00 PM Eastern Time on August 21, 2014 through 11:59 PM Eastern Time on September 4, 2014 and may be accessed by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), using access code 1375115.  In addition, an archived webcast will be available for one year at:
http://public.viavid.com/reports/eventparticipantreporttab.php?id=o5eipJqf

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2014, U.S. $1.00 equals NIS 3.438. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month ended June 30, 2014 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2014. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,		December 31,	June 30,		December 31,
	2 0 1 4	2 0 1 3	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 3
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	58,559	76,038	36,197	17,033	22,117	10,529
Financial assets carried at fair value through profit or loss	158,654	133,065	112,864	46,147	38,704	32,828
Trade receivables	96,099	82,615	82,932	27,952	24,030	24,122
Other receivables and prepaid expenses	6,329	3,459	2,694	1,842	1,006	784
Inventories	38,875	43,841	54,001	11,307	12,752	15,707
Loan carried at fair value through profit or loss	-	-	65,300	-	-	18,994
Total current assets	358,516	339,018	353,988	104,281	98,609	102,964

Non-current assets
Property, plant and equipment	69,143	65,345	66,663	20,111	19,007	19,390
Less -Accumulated depreciation	26,726	23,040	25,689	7,774	6,702	7,472
	42,417	42,305	40,974	12,337	12,305	11,918

Other receivables and prepaid expenses	51	475	50	15	138	14
Deferred taxes	133	-	-	39	-	-
Goodwill	36	36	36	10	10	10
Total non-current assets	42,637	42,816	41,060	12,401	12,453	11,942

	401,153	381,834	395,048	116,682	111,062	114,906

EQUITY AND LIABILITIES

Current liabilities
Short-term bank debt	-	-	18	-	-	5
Trade payables	14,888	21,715	20,245	4,330	6,316	5,889
Employees Benefits	2,135	1,726	1,880	621	502	547
Current tax liabilities	9	2,364	637	3	688	185
Other payables and accrued expenses	5,992	5,291	5,282	1,743	1,539	1,536
Total current liabilities	23,024	31,096	28,062	6,697	9,045	8,162

Non-current liabilities
Deferred taxes	-	283	499	-	82	145
Retirement benefit obligation	614	570	644	179	166	187
Total non-current liabilities	614	853	1,143	179	248	332

Shareholders' equity
Share capital	1,407	1,444	1,407	409	420	409
Additional paid in capital	120,228	129,903	119,281	34,970	37,784	34,695
Capital fund	247	247	247	72	72	72
Foreign currency translation reserve	-	705	786	-	205	229
Remeasurement of the net liability in respect of defined benefit	(33)	11	(63)	(10)	3	(18)
Treasury shares	-	(10,843)	-	-	(3,154)	-
Retained earnings	255,666	228,418	244,185	74,365	66,439	71,025
Equity attributable to owners of the Company	377,515	349,885	365,843	109,806	101,769	106,412

	401,153	381,834	395,048	116,682	111,062	114,906

(*)           Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Six months
	ended June 30,		ended June 30,		ended June 30,
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Sales	174,178	174,999	79,209	84,414	50,663	50,901
Cost of sales	132,209	131,770	58,644	62,574	38,455	38,328

Gross profit	41,969	43,229	20,565	21,840	12,208	12,573

Selling expenses	20,420	16,488	10,353	8,946	5,939	4,796
General and administrative expenses	9,684	9,290	4,628	4,622	2,817	2,702
Other income	(147)	(34)	-	(34)	(43)	(11)

Total operating expenses	29,957	25,744	14,981	13,534	8,713	7,487

Operating income	12,012	17,485	5,584	8,306	3,495	5,086

Financial income	4,156	4,587	659	1,948	1,209	1,334
Financial expense	684	801	522	(97)	199	233

Total financial income	3,472	3,786	137	2,045	1,010	1,101

Income before taxes on income	15,484	21,271	5,721	10,351	4,505	6,187
Taxes on income	4,003	5,230	1,347	2,560	1,164	1,521

Profit for the period	11,481	16,041	4,374	7,791	3,341	4,666

Earnings per share:
Earnings per share
Basic earnings per share	0.88	1.24	0.34	0.60	0.26	0.34

Diluted earnings per share	0.88	1.24	0.34	0.60	0.26	0.34

Shares used in computation of basic EPS	12,974,245	12,974,245	12,974,245	12,974,245	12,974,245	12,974,245

(*)           Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Six months
	ended June 30,		ended June 30,		ended June 30,
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)
Cash flows - operating activities
Profit from operations	11,481	16,041	4,374	7,791	3,341	4,666
Adjustments to reconcile net income to net cash from operating activities (Appendix)	(8,199)	(10,525)	16,503	4,438	(2,387)	(3,062)

Net cash from operating activities	3,282	5,516	20,877	12,229	954	1,604

Cash flows - investing activities
Acquisition of property plant and equipment	(4,004)	(5,560)	(2,175)	(1,165)	(1,165)	(1,617)
Proceeds from sale of property plant and Equipment	970	29	225	29	282	8
Additions to long term other receivables	-	(445)	-	-	-	(129)
Proceeds from Loan carried at fair value through profit or loss	65,400	-	-	-	19,023	-
Proceeds from purchase (sale) of marketable securities, net	(43,268)	28,865	(11,104)	5,321	(12,585)	8,396

Net cash from (used in) investing activities	19,098	22,889	(13,054)	4,185	5,555	6,658

Cash flows - financing activities
Short-term bank credit, net	(18)	(9,930)	(2,644)	(19)	(5)	(2,888)

Net cash used in financing activities	(18)	(9,930)	(2,644)	(19)	(5)	(2,888)

Increase in cash and cash equivalents	22,362	18,475	5,179	16,395	6,504	5,374

Cash and cash equivalents at the beginning of the financial year	36,197	57,563	53,380	59,643	10,529	16,743

Cash and cash equivalents of the end of the financial year	58,559	76,038	58,559	76,038	17,033	22,117

(*)           Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	ended june 30,		ended june 30,		Ended June 30,
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Cash flows from operating activities:

A. Adjustments to reconcile net profit to net cash from operating activities
Deferred income taxes	(632)	303	(432)	528	(184)	88
Unrealized loss (gain) on marketable securities	(2,522)	(3,120)	486	(1,551)	(734)	(908)
Depreciation and amortization	1,779	2,166	889	1,155	517	630
Capital gain on disposal of property plant and equipment	(188)	(29)	-	(29)	(55)	(8)
Stock based compensation reserve	947	6	471	1	275	2
Unrealized Gain of loan carried at fair value through profit or loss	(100)	-	-	-	(29)	-
Net foreign exchange gain	(786)	-	(786)	-	(229)	-

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	(16,803)	(9,474)	6,810	91	(4,887)	(2,756)
Decrease (increase) in inventories	15,126	5,429	14,625	(49)	4,399	1,579
Increase (decrease) in trade and other payables, and other current liabilities	(5,020)	(5,806)	(5,560)	4,292	(1,460)	(1,689)

	(8,199)	(10,525)	16,503	4,438	(2,387)	(3,062)

B. Significant non-cash transactions:

Supplemental cash flow information:
Income tax paid	4,667	4,466	2,220	2,301	1,357	1,299

(*)           Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Raviv Segal, CFO
 (+972) 8-932-1000
raviv@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.